HellerEhrman

November 8, 2007

SEC MAIL PROCESSING
RECEIVED
NOV 13 2007
WASH, D.C.
210 SECTION

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

PROCESSED
NOV 2 0 2007
THOMSON
FINANCIAL

22416.0001.23

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

07028088

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-4256

Re: Tomorrow International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Tomorrow International Holdings Limited (the "Company"), S.E.C. File No. 82-4256, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's circular regarding disposal of convertible bonds, dated September 5, 2007;

2. The Company's announcement regarding appointment of executive director, qualified accountant, company secretary and authorised representative, dated August 30, 2007, which was posted on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and the Company's website at www.tihl.com.hk, both on August 30, 2007;

3. The Company's announcement regarding disposal of convertible bonds, dated August 15, 2007, which was posted on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and the Company's website at www.tihl.com.hk, both on August 15, 2007;

11/19

4. The Company's announcement regarding resignation and appointment of executive director and change of qualified accountant, company secretary and authorised representative, dated August 8, 2007, which was posted on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and the Company's website at www.tihl.com.hk, both on August 8, 2007;

5. The Company's announcement regarding adjustments in relation to the share options, dated June 21, 2007, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on June 22 2007; and

6. The Company's announcement regarding results of special general meeting regarding share subdivision and change of board lot size, dated June 15, 2007, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on June 18, 2007;

7. The Company's announcement regarding appointment of executive director and chief executive officer, dated May 28, 2007, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on May 29, 2007.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Tomorrow International Holdings Limited

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all of your shares in Tomorrow International Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank manager, the licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 760)

DISCLOSEABLE TRANSACTION
DISPOSAL OF CONVERTIBLE BONDS

5 September 2007

CONTENTS

In this circular, unless the context otherwise stated, the following expressions have the following respective meanings:

"Board"	the board of Directors
"Company"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Convertible Bonds"	the convertible bonds issued by an unlisted company with principal business in the PRC with an interest rate of 2.5% per annum due on 29 April 2010
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC.
"Latest Practicable Date"	30 August 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)
"PRC"	the People's Republic of China
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.004 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the transaction to sell the Convertible Bonds held by Connion Limited
"Transferee"	Gainday Investments Limited, a company incorporated in the British Virgin Islands

"Transferor"	Connion Limited, a wholly-owned subsidiary of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"USD"	United States dollar, the lawful currency of the United States of America and for the purpose of this circular, USD is translated into Hong Kong dollars at a fixed rate of HK$1.00 = USD7.78

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 760)

Executive Directors:
Mr. Yau Tak Wah, Paul *(Chairman)*
Ms. Louie Mei Po
Ms. Wong Shin Ling, Irene
Mr. Koo Hung Yuan Kevin
Ms. Liu Yee Nee

Independent non-executive Directors:
Mr. Ng Wai Hung
Mr. Cheung Chung Leung, Richard
Mr. Wu Wang Li

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Head Office and Principal Place of Business:
27th Floor
Henley Building
5 Queen's Road Central
Hong Kong

5 September 2007

To the Shareholders

Dear Sir/Madam,

DISCLOSEABLE TRANSACTION
DISPOSAL OF CONVERTIBLE BONDS

1. INTRODUCTION

The Board announced in its announcement dated on 15 August 2007, Connion Limited, a wholly-owned subsidiary of the Company, had sold the Convertible Bonds at a consideration of HK$29,000,000. Upon completion of the Transaction, the Group expects to record a gain on disposal of approximately HK$17.3 million.

As one of the applicable percentage ratios (as set out in Rule 14.07 of the Listing Rules) exceed 5% but is less than 25%, the Transaction constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. The purpose of this circular is to provide Shareholders with further details of the Transaction.

2. THE TRANSACTION

Date:	13 August 2007
Offered Securities:	the Convertible Bonds with principal amount and carrying value as at the date of the announcement dated 15 August 2007 of USD1,505,595 (equivalent to approximately HK$11,713,529)
Parties:	(i) Transferor — Connion Limited (ii) Transferee — Gainday Investments Limited
Offer price:	HK$29,000,000
Terms and conditions:	Completion with full cash payment on 13 August 2007

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the Transferee and its ultimate beneficial owner are third parties independent of the Group and the connected persons of the Group. No transaction has taken place between the Transferee and the Group prior to the Transaction.

Upon completion of the Transaction, the Group expects to record a gain on disposal of approximately HK$17.3 million, being the difference between the offer price of HK$29,000,000 and the carrying value of USD1,505,595 (equivalent to approximately HK$11,713,529) of the Convertible Bonds. The Directors confirmed that the consideration of HK$29,000,000 has been received in cash as at the date of the announcement dated 15 August 2007.

The offer price has been determined after arm's length negotiations between the parties with reference to the terms of the Convertible Bonds (the return for the investor shall be greater than a multiple of the initial investment within a certain period of time) and the prevailing market value of similar financial assets in the PRC.

The Directors considered that the terms of the Transaction are on normal commercial terms and fair and reasonable, and the Transaction is in the interest of the Group and the Shareholders as a whole.

3. INFORMATION OF THE TRANSFEREE

Gainday Investments Limited is a company incorporated in the British Virgin Islands. Its principal activity is investment holding.

4. INFORMATION OF THE CONVERTIBLE BONDS

The Convertible Bonds were issued by an unlisted company with principal business in the PRC with an interest rate of 2.5% per annum due on 29 April 2010 and were secured by the issued capital of the issuer on a pro rata basis.

5. REASONS FOR THE TRANSACTION

As disclosed in the Group's 2006 annual report, the principal activities of Connion Limited are securities investment and property holding. The Directors considered that the entering into the Transaction provided an opportunity for the Group to realize its investment in the Convertible Bonds.

6. GENERAL INFORMATION

The Group is principally engaged in the design, development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic components and parts, the trading of listed equity investments and the provision of loan financing.

7. FINANCIAL EFFECT OF THE TRANSACTION

For the two years ended 31 December 2006, being the two financial years immediately preceding the Transaction, the Company recorded interest of approximately USD13,612 (equivalent to approximately HK$106,175) and approximately USD37,640 (equivalent to approximately HK$293,591) respectively in relation to the Convertible Bonds.

The gain on disposal amounted to approximately HK$17.3 million, being the difference between the offer price of HK$29,000,000 and the carrying value of USD1,505,595 (equivalent to approximately HK$11,713,529) of the Convertible Bonds. As a result, the consolidated assets of the Company were increased by approximately HK$17.3 million after the Transaction, being the cash consideration received from the Transaction net carrying value of the Convertible Bonds. The Transaction will have no impact on the consolidated liabilities of the Company.

8. ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

By order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regards to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTEREST

As at the Latest Practicable Date, the interests of the Directors in any underlying Shares or debentures of, or has a short position in the relevant share capital of, the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which (a) were notified to the Company and the Stock Exchange pursuant to divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provision of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

(a) DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at the Latest Practicable Date, the interests of the Directors in the share capital of the Company and its associated corporations were as follows:

Director	Number of ordinary shares held	Percentage of the Company's issued share capital
Mr. Yau Tak Wah, Paul	2,000,000	0.09
Ms. Louie Mei Po	11,785,710	0.52
Ms. Wong Shin Ling, Irene	13,000,000	0.58

Save as disclosed above, none of the Directors had registered an interest or short position in the Shares, underlying Shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

(b) SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS IN SHARES AND UNDERLYING SHARES

As at the Latest Practicable Date, the following persons (other than the directors or the chief executive of the Company) have ten per cent or more interest of the nominal value of the Company's issued share capital would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name	*Note*	Number of ordinary shares Held	Percentage of the Company's issued share capital
Winspark Venture Limited	*1*	1,437,411,140	63.95

Note:

(1) The entire issued share capital of Winspark Venture Limited is directly, beneficially and wholly owned by Mr. Chan Yuen Ming.

4. LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance known to the Directors to be pending or threatened against any member of the Group.

5. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors and their respective associates were considered to have interests in businesses apart from the Group's businesses which compete, or are likely to compete, either directly or indirectly, with the businesses of the Group pursuant to Rule 8.10 of the Listing Rules.

6. DIRECTORS' SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

7. MISCELLANEOUS

(a) The registered office of the Company is at Clarendon House, Church Street, Hamilton HM11, Bermuda. The head office and principal place of business of the Company is at 27th Floor, Henley Building, 5 Queen's Road Central, Hong Kong.

(b) The qualified accountant and secretary of the Company is Ms. Liu Yee Nee and she is a member of The Chartered Institute of Management Accountants, the Hong Kong Institute of Certified Public Accountants, the Association of Chartered Certified Accountants, the Institute of Chartered Secretaries & Administrators and the Hong Kong Institute of Company Secretaries.

(c) The Hong Kong branch share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Room 1901-1905, 19th Floor, Hopewell Centre 183 Queen's Road East, Hong Kong.

(d) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有明日國際集團有限公司之證券，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行經理、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：760)

須予批露之交易
出售可換股債券

二零零七年九月五日

目 錄

頁次

釋義

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「董事會」	指	本公司董事會
「本公司」	指	明日國際集團有限公司，一家於百慕達註冊成立之公司，其證券於聯交所上市
「可換股債券」	指	由一家主要業務於中國之非上市公司以2.5%之年利率發行並於二零一零年四月二十九日到期之可換股債券
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「最後可行日期」	指	二零零七年八月三十日，本通函付印前為確定載於本通函內若干資料而言之最後可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則(不時修改)
「中國」	指	中華人民共和國
「證券及期貨條例」	指	證券及期貨條例(香港法律第571章)
「股份」	指	本公司股本中每股面值0.004港元之普通股
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「該交易」	指	售出Connion Limited持有之可換股債券之交易
「承讓人」	指	Gainday Investments Limited，於英屬處女群島註冊成立之有限公司

「轉讓人」	指	Connion Limited，本公司之全資附屬公司
「港元」	指	港元，香港法定貨幣
「美元」	指	美元，美利堅合眾國之法定貨幣。就本通函而言，美元以1.00美元＝7.78港元之固定匯率兑換為港元

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：760)

執行董事：
邱德華先生 *(主席)*
雷美寶女士
王香玲女士
顧弘源先生
廖意妮女士

獨立非執行董事：
吳偉雄先生
張仲良先生
吳弘理先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM1
Bermuda

總辦事處及主要營業地點：
香港
皇后大道中5號
衡怡大廈27樓

敬啟者：

須予批露之交易
出售可換股債券

1. 緒言

董事會於二零零七年八月十五日之公佈中宣佈，本公司全資附屬公司Connion Limited以29,000,000港元之代價出售可換股債券。於該交易完成時，本集團預期錄得出售收益約17,300,000港元。

由於其中一項適用百分比(如上市規則第14.07條所載)高於5%但低於25%，故該交易根據上市規則第14章構成本公司一項須予披露之交易。本通函旨在向股東提供該交易之其他詳情。

2. 該交易

日期：	二零零七年八月十三日
提呈發售之證券：	本金額及於二零零七年八月十五日之公佈日期賬面值1,505,595美元(相等於約11,713,529港元)之可換股債券
訂約方：	(i) 轉讓人 — Connion Limited (ii) 承讓人 — Gainday Investments Limited
發售價：	29,000,000港元
條款與條件：	於二零零七年八月十三日以全額現金支付時完成

經作出一切合理查詢後，就董事所知、所悉及所信，承讓人及其最終實益擁有人均為獨立於本集團及其關連人士之第三方。承讓人與本集團於該交易前概無進行任何交易。

完成該交易時，本集團預期錄得出售收益約17,300,000港元，即發售價29,000,000港元與可換股債券賬面值1,505,595美元(相等於約11,713,529港元)之差額。董事確認，於二零零七年八月十五日之公佈日期已收取現金代價29,000,000港元。

發售價乃由各訂約方經公平磋商釐定，並已參考可換股債券之條款(於若干時間內投資者回報須高於初始投資額某個倍數)及中國類似金融資產之現市值。

董事認為，該交易之條款屬正常商業條款及公平合理，且該交易合乎本集團及股東之整體利益。

3. 承讓人之資料

Gainday Investments Limited乃於英屬處女群島註冊成立之公司，其主要業務為投資控股。

4. 可換股債券之資料

可換股債券由一家主要業務於中國之非上市公司以2.5%之年利率發行，到期日為二零一零年四月二十九日，並由發行人按比例以已發行股本作抵押。

5. 進行該交易之原因

如本集團二零零六年年報中所披露，Connion Limited之主要業務為證券投資及物業持有。董事認為，進行該交易將提供機會為本集團變現可換股債券投資。

6. 一般資料

本集團主要從事電子產品之設計、開發、製造及銷售，印刷線路板之製造及銷售，電子配件及部件之買賣及分銷，上市證券投資買賣，以及提供貸款融資服務。

7. 該交易之財務影響

截至二零零六年十二月三十一日止兩年，即緊接該交易前兩個財政年度，本集團通過可換股債券分別錄得利息收入約13,612美元(相等於約106,175港元)及約37,640美元(相等於約293,591港元)。

出售收益約17,300,000港元，即發售價29,000,000港元與可換股債券賬面值1,505,595美元(相等於約11,713,529港元)之差額。因此，完成該交易後，本集團之綜合資產增加約17,300,000港元，即因該交易而收取之現金代價與可換股債券賬面值之差額。該交易不會對本公司之綜合負債產生重大影響。

8. 其他資料

謹請　閣下垂注於本通函附錄中載列之其他資料。

此致

列位股東　台照

承董事會命
明日國際集團有限公司
主席
邱德華

二零零七年九月五日

1. 責任聲明

本通函遵照上市規則之規定以提供有關本集團之資料。董事願就本通函所載資料之準確性同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等深知及確信，本通函並無遺漏任何其他事實，致使本通函之任何聲明產生誤導。

2. 權益披露

於最後可行日期，各董事於本公司或其相關法團（按證券及期貨條例第XV部之涵義）之相關股份或債券中擁有之權益，或於相關股本中擁有之短倉，並(a)根據證券及期貨條例第XV部第7及第8分部須知會本公司及聯交所（包括按上述證券及期貨條例條文被當作或視為擁有之權益及短倉）；或(b)根據證券及期貨條例第352條規定須記錄於據此置存之記錄冊內；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所者如下：

(a) 董事於股份及相關股份之權益及短倉

於最後可行日期，董事於本公司及其相關法團之股本中擁有權益如下：

董事	持有普通股份數目	佔本公司已發行股本百分比
邱德華先生	2,000,000	0.09
雷美寶小姐	11,785,710	0.52
王香玲小姐	13,000,000	0.58

除上文披露者外，董事概無登記擁有本公司或其任何相關法團之股份、相關股份或債權證之權益或短倉，或須根據證券及期貨條例第352條予記錄或根據上市公司董事進行證券交易的標準守則通知本公司及聯交所。

(b) 主要股東及其他人士於股份及相關股份之權益

於最後可行日期，下列人士(本公司各董事或主要行政人員除外)於本公司之股份或相關股份中擁有佔面值10%或以上之權益或短倉，根據證券及期貨條例第XV部第2及第3分部之規定須向本公司及聯交所披露：

名稱	*附註*	持有普通股份數目	佔本公司已發行股本百分比
Winspark Venture Limited	*1*	1,437,411,140	63.95

附註：

(1) Winspark Venture Limited之全部已發行股本由陳遠明先生直接、實益及全資擁有。

4. 訴訟

於最後可行日期，本集團成員並無進行任何重大訴訟或仲裁，而據董事所知，本集團成員亦無待決或面臨任何重大訴訟或申索。

5. 董事於競爭業務之權益

於最後可行日期，本集團業務以外，董事及任何彼等各自之聯繫人士概無按上市規則第8.10條規定於與本集團之業務直接或間接形成或可能形成競爭之業務中擁有權益。

6. 董事之服務合約

董事與本集團任何成員概無訂立或建議訂立於一年內不作賠償(法定賠償除外)不可終止之服務合約。

7. 其他事項

(a) 本公司註冊辦事處為Clarendon House, Church Street, Hamilton HM11, Bermuda。本公司總辦事處及主要營業地點為香港皇后大道中5號衡怡大廈27樓。

(b) 本公司合資格會計師及公司秘書為廖意妮小姐。廖小姐為英國特許管理會計師公會、香港會計師公會、英國特許公認會計師公會、英國特許秘書及行政人員公會及香港公司秘書公會之會員。

(c) 本公司之香港股份過戶登記處分處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-1905室。

(d) 本通函之中英文版如有歧異，一概以英文本為準。

To: Tomorrow / Attn: Mr. S.C. Yeung / Tel: 2901 8366 / Fax: 2801 6887
JOB NO: 0708153ANN / (Wing)-02(Wing) / FILE: E_0708153Ann / SIZE: A4 2nd Proof 30-08-2007

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 760)

APPOINTMENT OF EXECUTIVE DIRECTOR, QUALIFIED ACCOUNTANT, COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE

Reference is made to the announcement dated 8 August 2007 in related to change of executive director, qualified accountant, company secretary and authorised representative. The board of directors (the "**Board**") of Tomorrow International Holdings Limited (the "**Company**") further announces that with effect from 9 August 2007, Ms. Liu Yee Nee ("**Ms. Liu**") appointed as an executive director, qualified accountant, company secretary and authorised representative of the Company.

In respect of the appointment, there is no service contract entered into between Ms. Liu and the Company. Ms. Liu has no fixed term of service with the Company but will hold office until the forthcoming annual general meeting of the Company and, being eligible, will offer herself for re-election at that meeting. Thereafter Ms. Liu will be subject to provisions in the bye-laws for retirement by rotation and re-election. Ms. Liu is entitled to have an annual salary of HK$900,000, which is based on the prevailing market conditions and her roles and responsibilities, is subject to review by the Board from time to time.

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 30 August, 2007

As at the date hereof, the Board of the Company comprises Mr. Yau Tak Wah, Paul, Miss Louie Mei Po, Miss Wong Shin Ling, Irene, Mr. Koo Hung Yuan Kevin and Miss Liu Yee Nee as Executive Directors and Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li as Independent Non-executive Directors.

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：0760)

委任執行董事、合資格會計師、公司秘書及法定代表

謹提述於二零零七年八月八日刊發之公告，內容有關更換執行董事、合資格會計師、公司秘書及法定代表。明日國際集團有限公司(「**本公司**」)董事會(「**董事會**」)繼而宣佈由二零零七年八月九日起，廖意妮小姐(「**廖小姐**」)獲委任為本公司執行董事、合資格會計師、公司秘書及法定代表。

廖小姐並未就有關委任與本公司訂立服務合約，亦無訂下固定之服務年期，但會留任至本公司下屆股東週年大會，並可於大會上重選連任。此後，廖小姐須遵守公司細則有關輪值告退及重選之規定。廖小姐之年薪為900,000港元，其薪金乃根據現時市場情況、其角色及職責而釐定，而董事會亦會不時審閱其薪金。

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零七年八月三十日

於本公告日期，執行董事為邱德華先生、雷美寶小姐、王香玲小姐、顧弘源先生及廖意妮小姐，而獨立非執行董事為吳偉雄先生、張仲良先生及吳弘理先生。

To: Tomorrow / Attn: Mr. S.C. Yeung / Tel: 2901 8366 / Fax: 2801 6887
NO: 0708153ANN / (Ming)-02(Wing) / FILE: E_0708153Ann / SIZE: The Standard 96mm(W) x 120mm(H) 2nd Proof 30-08-2007

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司
(Incorporated in Bermuda with limited liability)
(Stock Code: 760)

NOTIFICATION

APPOINTMENT OF EXECUTIVE DIRECTOR, QUALIFIED ACCOUNTANT, COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of Tomorrow International Holding Limited at www.tihl.com.hk.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 27/F., Henley Building, No. 5 Queen's Road Central, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 2:00 p.m. to 5:30 p.m. Mondays to Fridays from today until 2 October, 2007. Copies will be provided upon request at cost of HK$2.00 per sheet.

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 30 August, 2007

To: Tomorrow / Attn: Mr. S.C. Yeung / Tel: 2901 8366 / Fax: 2801 6887
JOB NO: 0708153ANN / (Ming)-02(Wing) / **FILE:** C_0708153Ann / **SIZE:** 4"(W) X 4.5"(H) 經 濟 日 報 2nd Proof 30-08-2007

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：760)

通告

委任執行董事、合資格會計師、公司秘書及法定代表

載有委任執行董事、合資格會計師、公司秘書及法定代表詳情之公佈，可於香港交易及結算所有限公司網站www.hkex.com.hk之「最新上市公司公告」及明日國際集團有限公司網站www.tihl.com.hk內瀏覽。

本通告僅為通知投資者該事項及於上述網站刊發該公佈一事。***本通告概無載有任何可據而作出投資決定之資料，投資者不應依賴本通告的內容而作出任何投資決定***。就該事項之詳情，投資者應參閱該公佈。

由本日起至二零零七年十月二日，公眾人士可於星期一至星期五上午九時正至下午十二時三十分及下午二時至下午五時三十分於香港中環皇后大道中5號衛怡大廈27樓免費查閱該公佈。如有需要亦可以每份港幣2元索取公告副本。

承董事會命
明日國際集團有限公司
主席
邱聰華

香港，二零零七年八月三十日

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 760)

DISCLOSEABLE TRANSACTION
DISPOSAL OF CONVERTIBLE BONDS

The Board wishes to announce that on 13 August 2007, Connion Limited, a wholly-owned subsidiary of the Company, has sold the Convertible Bonds at a consideration of HK$29,000,000. Upon completion of the Transaction, the Group expects to record a gain on disposal of approximately HK$17.3 million.

As one of the applicable percentage ratios (as set out in Rule 14.07 of the Listing Rules) exceed 5% but is less than 25%, the Transaction constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. A circular containing further information in respect of the Transaction will be dispatched to the Shareholders as soon as practicable in accordance with the Listing Rules.

The Board wishes to announce that on 13 August 2007, Connion Limited, a wholly-owned subsidiary of the Company, has sold the Convertible Bonds with the following details:

Offered Securities:	**the Convertible Bonds with principal amount and carrying value as at the date of this announcement of USD1,505,595 (equivalent to approximately HK$11,713,529)**
Parties:	**(i) Transferor — Connion Limited**
	(ii) Transferee — Gainday Investments Limited
Offer price:	**HK$29,000,000**
Terms and conditions:	**Completion with full cash payment on 13 August 2007**

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the Transferee and its ultimate beneficial owner are third parties independent of the Group and the connected persons of the Group. No transaction has taken place between the Transferee and the Group prior to the Transaction.

Upon completion of the Transaction, the Group expects to record a gain on disposal of approximately HK$17.3 million, being the difference between the offer price of HK$29,000,000 and the carrying value of USD1,505,595 (equivalent to approximately HK$11,713,529) of the Convertible Bonds. The Directors confirmed that the consideration of HK$29,000,000 has been received in cash as at the date of this announcement.

The offer price has been determined after arm's length negotiations between the parties with reference to the terms of the Convertible Bonds (the return for the investor shall be greater than a multiple of the initial investment within a certain period of time) and the prevailing market value of similar financial assets in the PRC.

The Directors considered that the terms of the Transaction are on normal commercial terms and fair and reasonable, and the Transaction is in the interest of the Group and the Shareholders as a whole.

INFORMATION OF THE TRANSFEREE

Gainday Investments Limited is a company incorporated in the British Virgin Islands. Its principal activity is investment holding.

INFORMATION OF THE CONVERTIBLE BONDS

The Convertible Bonds were issued by an unlisted company with principal business in the PRC with an interest rate of 2.5% per annum due on 29 April 2010 and were secured by the issued capital of the issuer on a pro rata basis.

REASONS FOR THE TRANSACTION

As disclosed in the Group's 2006 annual report, the principal activities of Connion Limited are securities investment and property holding. The Directors considered that the entering into the Transaction will provide an opportunity for the Group to realize its investment in the Convertible Bonds.

DISCLOSEABLE TRANSACTION

As one of the applicable percentage ratios (as set out in Rule 14.07 of the Listing Rules) exceed 5% but is less than 25%, the Transaction constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. A circular containing further information in respect of the Transaction will be dispatched to the Shareholders as soon as practicable in accordance with the Listing Rules.

GENERAL INFORMATION

The Group is principally engaged in the design development, manufacture and sale of electronic products, the manufacture and sale of printed circuit boards, the trading and distribution of electronic components and parts, the trading of listed equity investments and the provision of loan financing.

DEFINITIONS

In this announcement, unless the context otherwise stated, the following expressions have the following respective meanings:

"Board"	the board of Directors
"Company"	Tomorrow International Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Convertible Bonds"	the convertible bonds issued by an unlisted company with principal business in the PRC with an interest rate of 2.5% per annum due on 29 April 2010

"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)
"PRC"	the People's Republic of China
"Share(s)"	ordinary share(s) of HK$0.004 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the transaction to sell the Convertible Bonds held by Connion Limited
"Transferee"	Gainday Investments Limited, a company incorporated in the British Virgin Islands
"Transferor"	Connion Limited, a wholly-owned subsidiary of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"USD"	United States dollar, the lawful currency of the United States of America and for the purpose of this announcement, USD is translated into Hong Kong dollars at a fixed rate of USD$1.00 = HK$7.78

By order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 15 August 2007

As at the date of this announcement, the executive Directors are Mr. Yau Tak Wah, Paul, Ms.Louie Mei Po, Yvonne, Ms. Wong Shin Ling, Irene, Mr. Koo Hung Yuan, Kevin and Ms. Liu Yee Nee; and the independent non-executive Directors are Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li.

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：0760)

須予披露之交易
出售可換股債券

董事會宣佈，於二零零七年八月十三日，本公司全資附屬公司Connion Limited以29,000,000港元之代價出售可換股債券。於該交易完成時，本集團預期錄得出售收益約17,300,000港元。

由於其中一項適用百分比(如上市規則第14.07條所載)高於5%但低於25%，故該交易根據上市規則第14章構成本公司一項須予披露之交易。根據上市規則之規定，載有有關該交易的其他資料之通函將在可行情況下盡快寄發予各股東。

董事會宣佈，於二零零七年八月十三日，本公司全資附屬公司Connion Limited出售其可換股債券，詳情如下：

提呈發售之證券： **本金額及於本公佈日期賬面值1,505,595美元(相等於約11,713,529港元)之可換股債券**

訂約方： **(i) 轉讓人 — Connion Limited**

(ii) 承讓人 — Gainday Investments Limited

發售價： **29,000,000港元**

條款與條件： **於二零零七年八月十三日以全額現金支付**

經作出一切合理查詢後，就董事所知、所悉及所信，承讓人及其最終實益擁有人均為獨立於本集團及其關連人士之第三方。承讓人與本集團於該交易前概無進行任何交易。

完成該交易時，本集團預期錄得出售收益約17,300,000港元，即發售價29,000,000港元與可換股債券賬面值1,505,595美元(相等於約11,713,529港元)之差額。董事確認，於本公佈日期已收取現金代價29,000,000港元。

發售價乃由各訂約方經公平磋商釐定，並已參考可換股債券之條款(於若干時間內投資者回報須高於初始投資額某個倍數)及中國類似金融資產之現市值。

董事認為，該交易之條款屬正常商業條款及公平合理，且該交易合乎本集團及股東之整體利益。

承讓人之資料

Gainday Investments Limited乃於英屬處女群島註冊成立之公司，其主要業務為投資控股。

可換股債券之資料

可換股債券由一家主要業務於中國之非上市公司以2.5%之年利率發行，到期日為二零一零年四月二十九日，並由發行人按比例以已發行股本作抵押。

進行該交易之原因

如本集團二零零六年年報中所披露，Connion Limited之主要業務為證券投資及物業持有。董事認為，進行該交易將為本集團變現可換股債券投資提供機會。

須予披露之交易

由於其中一項適用百分比(如上市規則第14.07條所載)高於5%但低於25%，故該交易根據上市規則第14章構成本公司一項須予披露之交易。根據上市規則之規定，載有有關該交易的其他資料之通函將在可行情況下盡快寄發予各股東。

一般資料

本集團主要從事電子產品之設計、開發、製造及銷售，印刷綫路板之製造及銷售，電子配件及部件之買賣及分銷，上市證券投資買賣，以及提供貸款融資服務。

釋義

於本公佈內，除文義另有所指外，下列詞彙具有以下涵義：

「董事會」	指	本公司董事會
「本公司」	指	明日國際集團有限公司，一家於百慕達註冊成立之公司，其股份在聯交所上市
「可換股債券」	指	由一家主要業務於中國之非上市公司以2.5%之年利率發行並於二零一零年四月二十九日為到期日之可換股債券

「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「上市規則」	指	聯交所證券上市規則(經不時修改)
「中國」	指	中華人民共和國
「股份」	指	本公司股本中每股面值0.004港元之普通股
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「該交易」	指	出售Connion Limited持有之可換股債券之交易
「承讓人」	指	Gainday Investments Limited, 於英屬處女群島成立之有限公司
「轉讓人」	指	Connion Limited, 本公司之全資附屬公司
「港元」	指	港元，香港法定貨幣
「美元」	指	美元，美利堅合眾國之法定貨幣。就本公佈而言，美元以1.00美元＝7.78港元之固定匯率兑換為港元。

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零七年八月十五日

於本公佈日期，執行董事為邱德華先生、雷美寶小姐、王香玲小姐、顧弘源先生及廖意妮小姐，而獨立非執行董事為吳偉雄先生、張仲良先生及吳弘理先生。

To: Tomorrow / Attn: Mr. S.C. Yeung / Tel: 2901 8366 / Fax: 2801 6887
NO: 0708070ANN / (Billy)-01(Billy) / FILE: E_0708070Ann / SIZE: The Standard 96mm(W) x 120mm(H) 2nd Proof 15-08-2007

TOMORROW INTERNATIONAL HOLDINGS LIMITED

明日國際集團有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 760)

NOTIFICATION

DISCLOSEABLE TRANSACTION DISPOSAL OF CONVERTIBLE BONDS

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of Tomorrow International Holding Limited at www.tihl.com.hk.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 27/F., Henley Building, No. 5 Queen's Road Central, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 2:00 p.m. to 5:30 p.m. Mondays to Fridays from today until 17 September 2007. Copies will be provided upon request at cost of HK$2.00 per sheet.

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 15 August, 2007

To: Tomorrow / Attn: Mr. S.C. Yeung / Tel: 2901 8366 / Fax: 2801 6887
JOB NO: 0708070ANN / (Billy)-01(Billy) / FILE: C_0708070Ann / SIZE: 4"(W) X 4.5"(H) 經 濟 日 報 2nd Proof 15-08-2007

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：760)

通告

須予披露之交易
出售可換股債券

載有須予披露之交易出售可換股債券詳情之公佈，可於香港交易及結算所有限公司網站www.hkex.com.hk之「最新上市公司公告」及明日國際集團有限公司網站www.tihl.com.hk內瀏覽。

本通告係為通知投資者該事項及於上述網站刊發該公佈一事。***本通告概無載有任何可據而作出投資決定之資料，投資者不應依賴本通告的內容而作出任何投資決定***。就該事項之詳情，投資者應參閱該公佈。

由本日起至二零零七年九月十七日，公眾人士可於星期一至星期五上午九時正至下午十二時三十分及下午二時至下午五時三十分於香港中環皇后大道中5號衡怡大廈27樓免費查閱該公佈。如有需要亦可以每份港幣2元索取公告副本。

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零七年八月十五日

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 760)

RESIGNATION AND APPOINTMENT OF EXECUTIVE DIRECTOR AND CHANGE OF QUALIFIED ACCOUNTANT, COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE

The board of directors (the "**Board**") of Tomorrow International Holdings Limited (the "**Company**") announces that with effect from 9 August 2007, Mr. Tam Wing Kin ("**Mr. Tam**") resigned as an executive Director, Qualified Accountant, Company Secretary and Authorised Representative of the Company due to the pursuit of his career opportunities. Mr. Tam has confirmed to the Company that there is no disagreement with the Board. The Board hereby confirms that there is no matter in relation to Mr. Tam's resignation that needs to be brought to the attention of The Stock Exchange of Hong Kong Limited or the shareholders of the Company.

With effect from 9 August 2007, Ms. Liu Yee Nee ("**Ms. Liu**"), aged 42, appointed as an executive Director, Qualified Accountant, Company Secretary and Authorised Representative of the Company. Ms. Liu holds a Master Degree of Business from the Hong Kong University of Science & Technology in 1995 and is a member of The Chartered Institute of Management Accountants, The Hong Kong Institute of Certified Public Accountants, The Association of Chartered Certified Accountants, The Institute of Chartered Secretaries & Administrators and The Hong Kong Institute of Company Secretaries and has over 20 years experience in the field of accounting and management.

The Company is under negotiation with Ms. Liu in respect of the terms of her appointment, in particular director's emoluments and term of services and will make a further announcement when terms are finalised.

Save as disclosed, Ms. Liu does not hold any position with the Company or its subsidiaries. Ms. Liu has not held any directorship in other listed public companies in the last three years. Ms. Liu does not have any relationships with any directors, senior management, substantial or controlling shareholder of the Company. As at the date of this announcement, Ms. Liu does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Save as disclosed above, the Board is not aware of any other matters in relation to the above appointment of director that need to be brought to the attention of shareholders of the Company and there is no other information which is required to be disclosed pursuant to rule 13.51(2) (h) to (v) of the Rules Governing the Listing of Securities on the Stock Exchange.

Taking this opportunity, the Board would like to express its gratitude to Mr. Tam for his contribution to the Company and would also like to welcome Ms. Liu to join the Company.

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, [8 August], 2007

As at the date hereof, the Board of the Company comprises Mr. Yau Tak Wah, Paul, Miss Louie Mei Po, Miss Wong Shin Ling, Irene and Mr. Koo Hung Yuan Kevin as Executive Directors and Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li as Independent Non-executive Directors.



To: Tomorrow / Attn: Mr. S.C. Yeung / Tel: 2901 8366 / Fax: 2801 6887
B NO: 0708032ANN / (Ming)-01(Ming) / FILE: E_0708032Ann / SIZE: The Standard 96mm(W) x 120mm(H)

2nd Proof 04-08-2007

TOMORROW INTERNATIONAL HOLDINGS LIMITED

明日國際集團有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 760)

NOTIFICATION

RESIGNATION AND APPOINTMENT OF EXECUTIVE DIRECTOR AND CHANGE OF QUALIFIED ACCOUNTANT, COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of Tomorrow International Holding Limited at www.tihl.com.hk.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 27/F., Henley Building, No. 5 Queen's Road Central, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 2:00 p.m. to 5:30 p.m. Mondays to Fridays from today until 10 September 2007. Copies will be provided upon request at cost of HK$2.00 per sheet.

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, [8 August], 2007

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 760)

ADJUSTMENTS IN RELATION TO THE SHARE OPTIONS

As a result of the Share Subdivision, the exercise price of the outstanding options granted under the Share Option Scheme (as defined below) has been adjusted from HK$3.0 to HK$0.3, and the total number of Shares falling to be allotted and issued upon full exercise of all outstanding options granted under the Share Option Scheme has been adjusted from 7,150,000 to 71,500,000 Shares.

Reference is made to the announcements of the Tomorrow International Holdings Limited (the "Company") dated 30 April 2007 and 15 June 2007 and the circular of the Company dated 21 May 2007 (the "Circular") in relation to the Share Subdivision and the change of board lot size. Unless the context requires otherwise, capitalised terms defined in the Circular shall have the same meanings as they are used in this announcement.

Adjustment to the share options

Prior to the Share Subdivision, there were outstanding options to subscribe for 7,150,000 Shares granted pursuant to the share option scheme adopted by the Company on 29 May 2002 (the "Share Option Scheme"). As a result of the Share Subdivision, adjustments are required to be made to the exercise price of and the number of Shares falling to be allotted and issued upon full exercise of the outstanding options granted under the Share Option Scheme.

In accordance with the terms of the Share Option Scheme and rule 17.03(13) of the Listing Rules, the exercise price of and the number of Subdivided Shares falling to be allotted and issued upon full exercise of the outstanding options granted under the Share Option Scheme have been adjusted in the following manner:

Date of grant	Number of Shares issuable on the exercise of the outstanding options prior to the Share Subdivision	Exercise price per Share (HK$)	Adjusted number of Shares issuable on the exercise of the outstanding options after the Share Subdivision	Adjusted exercise price per Share (HK$)
21 May 2007	7,150,000	3.0	71,500,000	0.3

The Company's independent financial adviser, Mega Capital (Asia) Company Limited ("Mega"), has confirmed that the aforesaid adjustments are in compliance with the requirements of the Share Option Scheme and satisfied the supplementary guidance attached to the letter from the Stock Exchange dated 5 September 2005 to all listed issuers relating to share option adjustments. Accordingly, Mega considers that the aforesaid adjustments are in compliance with the note to rule 17.03(13) of the Listing Rules.

By Order of the Board of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 21 June 2007

As at the date of this announcement, the executive Directors are Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms. Wong Shin Ling, Irene, Mr. Tam Wing Kin and Mr. Koo Hung Yuan, Kevin and the independent non-executive Directors are Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：760)

對購股權之調整

由於進行股份拆細，根據購股權計劃(定義見下文)授出之全部尚未行使購股權之行使價已由3.0港元調整為0.3港元，而於悉數行使根據購股權計劃授出之全部尚未行使購股權將需配發及發行之股份總數已由7,150,000股調整為71,500,000股。

謹此提述明日國際集團有限公司(「本公司」)就股份拆細及更改每手買賣單位而於二零零七年四月三十日及二零零七年六月十五日刊發之公佈及本公司於二零零七年五月二十一日刊發之通函(「通函」)。除文義另有所指外，通函所界定之詞彙與本公佈所使用者具有相同涵義。

對購股權之調整

在進行股份拆細前，本公司有根據本公司於二零零二年五月二十九日採納之購股權計劃(「購股權計劃」)而授出，可認購7,150,000股股份之尚未行使購股權。由於進行股份拆細，故需對根據購股權計劃授出之尚未行使購股權之行使價，及對尚未行使購股權獲悉數行使時需配發及發行之股份數目作出調整。

根據購股權計劃條款及上市規則第17.03(13)條之規定，根據購股權計劃授出之尚未行使購股權之行使價及尚未行使購股權獲悉數行使時需配發及發行之拆細股份數目調整如下：

授出日期	股份拆細前 行使尚未行使購股權須予發行股份數目	每股股份行使價 (港元)	股份拆細後 行使尚未行使購股權須予發行股份經調整數目	經調整每股股份行使價 (港元)
二零零七年五月二十一日	7,150,000	3.0	71,500,000	0.3

本公司獨立財務顧問兆豐資本(亞洲)有限公司(「兆豐」)已確認，上述調整符合購股權計劃之規定及聯交所於二零零五年九月五日就購股權之調整致全體已上市發行人之函件隨附補充指引。因此，兆豐認為上述調整符合上市規則第17.03(13)條之附註。

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零七年六月二十一日

於本公佈日期，執行董事為邱德華先生、雷美寶小姐、王香玲小姐、譚榮健先生及顧弘源先生，而獨立非執行董事為吳偉雄先生、張仲良先生及吳弘理先生。

請同時參閱本公佈於經濟日報刊登的內容。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 760)

RESULTS OF SPECIAL GENERAL MEETING REGARDING SHARE SUBDIVISION AND CHANGE OF BOARD LOT SIZE

The Board is pleased to announce that the ordinary resolution approving the Share Subdivision was duly passed by way of show of hands at the Special General Meeting held on 15th June 2007 and the Listing Committee of the Stock Exchange has granted the listing of and permission to deal in the Subdivided Shares. Accordingly, the Share Subdivision has become unconditional.

Trading in the Subdivided Shares on the Stock Exchange is expected to commence at 9:30 a.m. on Monday, 18th June 2007.

The board lot for trading will also be changed from 5,000 existing Shares to 15,000 Subdivided Shares.

Reference is made to the announcement of Tomorrow International Holdings Limited (the "**Company**") dated 30th April 2007 and the circular of the Company dated 21st May 2007 (the "**Circular**") in relation to the Share Subdivision and the change of board lot size. Unless the context requires otherwise, capitalized terms defined in the Circular shall have the same meanings as they are used this announcement.

SHARE SUBDIVISION

The Board is pleased to announce that the ordinary resolution approving the division of every share of HK$0.04 each in the share capital of the Company into ten subdivided shares of HK$0.004 each (the "**Share Subdivision**") was duly passed by way of show of hands at the special general meeting of the Company (the "**Special General Meeting**") held on 15th June 2007 and the Listing Committee of the Stock Exchange has granted the listing of and permission to deal in the Subdivided Shares. Accordingly, the Share Subdivision has become unconditional.

Trading in the Subdivided Shares on the Stock Exchange is expected to commence at 9:30 a.m. on Monday, 18th June 2007. Details of the trading arrangements for the Subdivided Shares and the exchange of share certificates of the Company have been set out in the Circular.

CHANGE OF BOARD LOT SIZE

The board lot for trading will also be changed from 5,000 existing Shares to 15,000 Subdivided Shares.

Enquiries in relation to the exchange of share certificates of the Company can be made to the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at 2862-8555.

By Order of the Board of
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 15th June 2007

As at the date of this announcement, the executive Directors are Mr. Yau Tak Wah, Paul, Ms. Louie Mei Po, Ms. Wong Shin Ling, Irene, Mr. Tam Wing Kin and Mr. Koo Hung Yuan, Kevin and the independent non-executive Directors are Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

TOMORROW INTERNATIONAL HOLDINGS LIMITED
明日國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：760)

有關股份拆細之股東特別大會結果及更改每手買賣單位

董事會欣然宣佈，批准股份拆細之普通決議案已於二零零七年六月十五日舉行之股東特別大會上以舉手方式獲正式通過，而聯交所上市委員會已批准拆細股份上市及買賣。因此，股份拆細已成為無條件。

預期拆細股份將於二零零七年六月十八日(星期一)上午九時三十分開始在聯交所買賣。

每手買賣單位亦將由5,000股現有股份改為15,000股拆細股份。

謹此提述明日國際集團有限公司(「**本公司**」)就股份拆細及更改每手買賣單位而於二零零七年四月三十日刊發之公佈及本公司於二零零七年五月二十一日刊發之通函(「**通函**」)。除文義另有所指外，通函所界定之詞彙與本公佈所使用者具有相同涵義。

股份拆細

董事會欣然宣佈，批准本公司股本中每股面值0.04港元之股份拆細為十股每股面值0.004港元之拆細股份(「**股份拆細**」)之普通決議案已於二零零七年六月十五日舉行之本公司股東特別大會(「**股東特別大會**」)上以舉手方式獲正式通過，而聯交所上市委員會已批准拆細股份上市及買賣。因此，股份拆細已成為無條件。

預期拆細股份將於二零零七年六月十八日(星期一)上午九時三十分開始在聯交所買賣。有關拆細股份之交易安排及交換本公司股票之詳情已載於通函內。

更改每手買賣單位

每手買賣單位亦將由5,000股現有股份改為15,000股拆細股份。

如對交換本公司股票有疑問，可向本公司之香港股份過戶登記分處香港中央證券登記有限公司查詢，電話：2862-8555。

承董事會命
明日國際集團有限公司
主席
邱德華

香港，二零零七年六月十五日

於本公佈日期，執行董事為邱德華先生、雷美寶小姐、王善玲小姐、譚榮健先生及顧弘源先生，而獨立非執行董事為吳偉雄先生、張仲良先生及吳弘理先生。

29 May 2007 The Standard

TOMORROW INTERNATIONAL HOLDINGS LIMITED

明日國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 760)

APPOINTMENT OF EXECUTIVE DIRECTOR AND CHIEF EXECUTIVE OFFICER

The board of directors (the "Board") of Tomorrow International Holdings Limited (the "Company") is pleased to announce that Mr. Koo Hung Yuan Kevin ("Mr. Koo") was appointed an Executive Director and Chief Executive Officer of the Company with effect from 28th May, 2007.

Mr. Koo, aged 38, has over 13 years of experience in the global finance area. First, he worked as an asset-backed and mortgaged-backed securities structurer for Lehman Brothers, New York. Second, he worked for 8 years as a convertible and fixed income securities salesperson for Deutsche Bank, Hong Kong covering accounts for Greater China, the spectrum of accounts include long funds, insurance companies, fixed income funds and hedge funds. Third, he worked for Oasis Hong Kong, a premier Asia focused global hedge fund, for 2 years identifying investment opportunities in the region. With his wealth of knowledge and experience with sell side and buy side, and extensive contacts both in and outside of the finance industry, we are confident that he would be able to create significant shareholder value.

To align his incentive with the Company and shareholders at large, the Company has decided on the following compensation scheme for Mr. Koo: HK$2,160,000 salary per year plus he shall be entitled to participate in any share option scheme of the Company.

The Board will review annually the level of directors' remuneration and make recommendation for adjustment if necessary. There is a service contract between Mr. Koo and the Company which is subject to termination by not less than 1 month's notice in writing served by either party. Also, under the Company's bye-laws Mr. Koo's appointment as an executive director will expire at the close of the first annual general meeting after such appointment, and he will be eligible for re-election by shareholders at the meeting. Thereafter Mr. Koo will be subject to provisions in the bye-laws for retirement by rotation and re-election. Save as disclosed, Mr. Koo does not hold any position with the Company or its subsidiaries and has not held any directorship in other listed public companies in the last three years.

Mr. Koo does not have any relationships with any directors, senior management, substantial or controlling shareholder of the Company. As at the date of this announcement, Mr. Koo does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Save as disclosed above, the Board is not aware of any other matters in relation to the above appointment of director that need to be brought to the attention of shareholders of the Company and there is no other information which is required to be disclosed pursuant to rule 13.51(2) (h) to (v) of the Rules Governing the Listing of Securities on the Stock Exchange.

The Board would like to take this opportunity to welcome Mr. Koo as a new member of the Board.

By Order of the Board
Tomorrow International Holdings Limited
Yau Tak Wah, Paul
Chairman

Hong Kong, 28th May, 2007

As at the date hereof, the Board of the Company comprises Mr. Yau Tak Wah, Paul, Miss Louie Mei Po, Miss Wong Shin Ling, Irene, Mr. Tam Wing Kin and Mr. Koo Hung Yuan Kevin as Executive Directors and Mr. Ng Wai Hung, Mr. Cheung Chung Leung, Richard and Mr. Wu Wang Li as Independent Non-executive Directors.

經濟 A46 29 May 2007

A46 經濟

TOMORROW INTERNATIONAL HOLDINGS LIMITED

明日國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：760)

委任執行董事兼行政總裁

明日國際集團有限公司(「本公司」)董事會(「董事會」)欣然宣佈，顧弘源先生(「顧先生」)獲委任為本公司之執行董事兼行政總裁，由二零零七年五月二十八日起生效。

顧先生，38歲，於環球金融方面具有超過13年經驗。最初彼於紐約雷曼兄弟擔任資產及按揭證券設計員，彼其後於香港德意志銀行出任可轉換及定息證券銷售員8年，其客戶包括大中華地區之增長基金、保險公司、定息基金及對沖基金。彼後來於以亞洲為重點之主要環球對沖基金Oasis Hong Kong工作2年，於區內發掘投資機會。憑藉顧先生於買賣方面之知識及經驗，以及於金融業內及業外之廣泛人脈，本公司相信彼可大大提高股東價值。

為獎勵其對本公司及股東之貢獻，本公司已為顧先生釐定以下酬金計劃：年薪2,160,000港元，並可參與本公司任何購股權計劃。

董事會將每年檢討董事之薪酬水平，並提出調整建議(如有需要)。顧先生與本公司訂有服務合同，可由任何一方向另一方發出不少於1個月書面通知終止服務合同。同時，根據本公司之公司細則，顧先生之執行董事委任將於有關委任後首個股東週年大會屆滿，惟彼將於該大會膺選連任。顧先生其後將根據公司細則之條文輪席退任及膺選連任。除已披露者外，顧先生在本公司或其任何附屬公司並無擔任任何其他職位。此外，顧先生於過去三年並無擔任其他上市公司之董事職務。

顧先生與本公司之任何董事、高級管理層、主要或控股股東概無任何關係。於本公告日期，顧先生於本公司股份中既無擁有任何權益(定義見證券及期貨條例第XV部)。除上文所披露者外，董事會並不知悉任何其他有關上述董事委任之事項須知會本公司股東，亦無其他資料須根據聯交所證券上市規則第13.51(2)(h)至(v)條予以披露。

董事會欲藉此機會歡迎顧先生加入董事會。

承董事會命

明日國際集團有限公司

邱德華

主席

香港，二零零七年五月二十八日

於本公佈日期，本公司之董事會由執行董事邱德華先生、雷美寶小姐、王香玲小姐、譚榮健先生及顧弘源先生，及獨立非執行董事吳偉雄先生、張仲良先生及吳弘理先生組成。

END